May 2, 2012	Writer's Direct Number: (317) 236-2289
Direct Fax: (317) 592-4666
Internet: Stephen.Hackman@icemiller.com

BY EDGAR

Mr. Jeffrey Riedler, Assistant Director

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bioanalytical Systems, Inc.
Form 10-K filed on December 29, 2011
File No. 000-23357

Dear Mr. Riedler:

Set forth below is the response of the Company to the oral comment of the Staff received by us on April 23, 2012, relating to the Company's Form 10-K, filed on December 29, 2011 for the fiscal year ended September 30, 2011 (File No. 000-23357) (the "Form 10-K"). For convenience of reference, a summary of the Staff's comment has been reproduced in bold type herein.

Comment

1.           We note that you did not undertake to file the Preferred Provider Agreement with Pharmasset, Inc. as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response

Contemporaneously herewith, the Company has amended its Form 10-K and has filed therewith the Preferred Provider Agreement with Pharmasset, Inc. as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

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The Company acknowledges that it is responsible for the adequacy and accuracy of all disclosures in the filing and that neither changes to its disclosure in response to staff comments nor staff comments foreclose the Commission from taking any action with respect to the filing. The Company hereby acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 2, 2012

If you have any questions regarding the Company's response in this letter, please call me at the direct-dial number above.

Very truly yours,

ICE MILLER LLP

/s/ Stephen J. Hackman

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